Exhibit 99.1

B.O.S. Reports Third Quarter 2019 Financial Results

RISHON LE ZION, Israel, November 26, 2019 (GLOBE NEWSWIRE) – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a global provider of intelligent systems and services for production and logistics, reported its financial results for the third quarter and nine months ended September 30, 2019.

Revenues for the third quarter grew by 3% to $7.9 million from $7.7 million in the comparable quarter last year. Revenues for the first nine months of 2019 grew by 4% to $24.5 million from $23.6 million in the first nine months of 2018.

Supply Chain division revenues for the third quarter of 2019 decreased slightly to $4.65 million as compared to $4.75 million in the third quarter of 2018. Supply Chain division revenues for the first nine months of 2019 grew by 6% to $14.2 million from $13.5 million in the first nine months of 2018.

Intelligent Robotics and RFID division revenues for the third quarter of 2019 grew by 9% to $3.3 million as compared to $3.0 million in the third quarter of 2018. Intelligent Robotics and RFID division revenues for the first nine months of 2019 were $10.3 million as compared to $10.2 million in the first nine months of 2018. The increase in revenues of the Intelligent Robotics and RFID division in the third quarter is attributed to the robotics line, which was acquired from Imdecol in June 2019. Currently, revenues attributed to the robotics line are recognized upon delivery.

Gross margin for the third quarter of 2019 was 17.3% as compared to 20.8% in the comparable quarter last year. Gross margin for the first nine months of 2019 was 19.5% as compared to 20.5% in the comparable period last year.

The Supply Chain division’s gross margin for the third quarter of 2019 was 17.1% as compared to 20.2% in the comparable quarter last year. However, the gross margin for the first nine months of 2019 increased to 19.4% as compared to 18.4% in the same period last year.

The Intelligent Robotics and RFID division’s gross margin for the third quarter of 2019 was 17.7% as compared to 21.4% in the comparable quarter last year. Gross margin for the first nine months of 2019 was 19.2% of revenues as compared to 23.1% in the comparable period last year. The decrease in gross margin is attributed mainly to the robotics line.

During the third quarter of 2019 the Company recorded a Goodwill write-off of $614,000 related to its robotics acquisition, which closed in June 2019. The Company expects to deduct the write-off amount from future earn-out payments, if any, that would otherwise have been payable to Imdecol for its robotics business.

Net loss for the third quarter of 2019 was $754,000 or ($0.18) per basic share as compared to net income of $216,000 or $0.06 per basic share in the third quarter of 2018. Net loss for the first nine months of 2019 was $578,000 or ($0.15) per basic share as compared to net income of $613,000 or $0.18 per basic share in the first nine months of 2018.

Non-GAAP net loss for the third quarter of 2019 was $55,000 or ($0.01) per basic share as compared to non-GAAP net income of $249,000 or $0.07 per basic share in the comparable period last year. Net income on a non-GAAP basis for the first nine months of 2019 was $452,000 or $0.11 per basic share as compared to non-GAAP net income of $702,000 or $0.20 per basic share in the comparable period last year. A reconciliation of Non-GAAP financial results for the three months and the nine months ending September 30, 2019 is presented along with the GAAP financials at the end of this document.

Eyal Cohen, BOS’ Co-CEO and CFO, commented, “The performance of The Supply Chain division is currently surpassing our performance expectations. We believe it will continue to perform well as we move through the fourth quarter of 2019.

The performance of the Intelligent Robotics and RFID Division were below our expectations. Our financial results for the third quarter of 2019 were negatively impacted by the acquisition of Imdecol’s Robotics business. While this development is disappointing, we are optimistic about the long-term benefits of the Robotics acquisition and believe that it will be the major growth engine for BOS in the coming years.. We are working extensively to improve the production efficiency of the Robotics business and are implementing a cost reduction plan to improve the profitability of our legacy RFID operations.

Yuval Viner, BOS’ Co-CEO, commented, “We view the U.S. market as the most attractive opportunity for our robotic businesses given the growing demand for increased automation in manufacturing and production settings.

Recently we received a $460,000 order for In Mold Label (“IML”) robots from a Mexican plastic manufacturer that has several sites in North and South America, and earlier this year we received an $870,000 order for IML robots from a U.S. plastic manufacturer. With the addition of Imdecol, we acquired globally recognized IML robotic systems with proven capability to successfully integrate with plastic injection machines to provide automated in mold decorating. We currently have more than 500 installations of Imdecol IML robots worldwide, and believe we are well-positioned to aggressively market our capabilities to U.S. manufacturers that we are targeting as our primary market for IML robots. With this in mind, we are establishing a Dallas sales office with a dedicated U.S. sales manager, so that we may more readily capitalize on new opportunities in U.S. to increase our market share and drive growth.”

Outlook for the year 2019

●	Year 2019 revenues are expected to be $33 million,

●	Non-GAAP net income and earnings per basic share expected to be $550,000 or $0.14 per basic share.

“During the first quarter of 2020 we plan to provide guidance for the full year of 2020, as well as targets for the year 2021 that will reflect our expectations for effect of the strategic initiatives we are currently undertaking.” Eyal Cohen concluded.

Conference Call Details

BOS will host a conference call today, Tuesday, November 26, 2019 at 10:30 a.m. EDT - 5:30 p.m., Israel Time. A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: http://www.boscorporate.com

About BOS

B.O.S is a global provider of intelligent systems and services for production and logistics.  BOS’ Robotics and RFID Division, offers intelligent robotics and RFID systems for industrial and logistics processes as well as for retail store management. BOS’ Supply Chain Division provides electronic components, mainly for the aerospace, defense and other industries worldwide. Its services include the consolidation of components from a vast number of suppliers, long term scheduling and kitting.  For more information, please visit: www.boscorporate.com or contact:

Investor Relations Contact: John Nesbett/Jennifer Belodeau IMS Investor Relations (203) 972-9200 jnesbett@institutionalms.com	Company Contact: Eyal Cohen, CO-CEO & CFO B.O.S Better Online Solutions Ltd. +972-542525925 eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

Revenues	$24,463	$23,557	$7,914	$7,714
Cost of revenues	19,709	18,736	6,542	6,110
Gross profit	4,754	4,821	1,372	1,604

Operating costs and expenses:
Sales and marketing	2,907	2,726	1,008	879
General and administrative	1,632	1,301	474	451
Impairment of Goodwill	614	-	614	-
Total operating costs and expenses	5,153	4,027	2,096	1,330

Operating income (loss)	(399)	794	(724)	274
Financial expenses, net	(240)	(170)	(111)	(47)
Income (loss) before taxes on income	(639)	624	(835)	227
Taxes on income (tax benefit)	(61)	11	(81)	11
Net income (loss)	$(578)	$613	$(754)	$216

Basic and diluted net income (loss) per share	$(0.15)	$0.18	$(0.18)	$0.06

Weighted average number of shares used in computing basic net income (loss) per share	3,984	3,483	4,258	3,554

Weighted average number of shares used in computing diluted net income (loss) per share	3,989	3,483	4,260	3,556

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,094	$1,410
Restricted bank deposits	330	332
Trade receivables	9,615	8,624
Other accounts receivable and prepaid expenses	1,277	829
Inventories, net of advances	5,048	2,874

Total current assets	17,364	14,069

LONG-TERM ASSETS	153	177

PROPERTY AND EQUIPMENT, NET	1,292	1,108

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	803	-

OTHER INTANGIBLE ASSETS, NET	982	81

GOODWILL	5,147	4,676

Total assets	$25,741	$20,111

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2019	December 31, 2018
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term bank loans and current maturities	$1,002	$467
Operating lease liabilities, current	536	-
Trade payables	6,386	4,106
Employees and payroll accruals	812	778
Deferred revenues	696	768
Advances net of inventory in progress	262	-
Accrued expenses and other liabilities	326	313

Total current liabilities	10,020	6,432

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,201	1,867
Operating lease liabilities, non-current	356	-
Accrued severance pay	279	301

Total long-term liabilities	2,836	2,168

SHAREHOLDERS’ EQUITY	12,885	11,511

Total liabilities and shareholders’ equity	$25,741	$20,111

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

Net Income (loss) as reported	$(578)	$613	$(754)	$216

Adjustments:
Impairment of Goodwill	614	-	614	-
Amortization of intangible assets	52	43	33	15
Stock based compensation	59	46	20	18
Cost associated with a special shareholders’ meeting convened at the demand of an activist shareholder	88	-	-	-
Imdecol’ acquisition expenses	128	-	-	-
Currency diff. due to operating lease liabilities *	89	-	32	-
Total Adjustments	1,030	89	699	33
Net Income (loss) on a Non-GAAP basis	$452	$702	$(55)	$249

Basic net income (loss) per share	$0.11	$0.20	$(0.01)	$0.07

*	According to US GAAP, commencing January 1, 2019, operating lessees will no longer be provided with a source of off-balance-sheet financing and lessees must recognize lease assets and lease liabilities. Since the Company’s operating lease liabilities are linked to the NIS, the devaluation of the US $ against the NIS caused a currency differences cost of $89,000 in the first nine months of 2019.

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2019	2018	2019	2018

Operating income (loss)	$(399)	$794	$(724)	$274
Add:
Impairment of Goodwill	614	-	614	-
Amortization of intangible assets	52	43	33	15
Stock based compensation	59	46	20	18
Depreciation	205	167	71	61
EBITDA	$531	$1,050	$14	$368

SEGMENT INFORMATION

(U.S. dollars in thousands)

	Intelligent Robotics and RFID Division	Supply Chain Solutions	Intercompany	Consolidated	Intelligent Robotics and RFID Division	Supply Chain Solutions	Intercompany	Consolidated
	Nine months ended September 30, 2019				Three months ended September 30, 2019
Revenues	$10,316	$14,251	$(104)	$24,463	$3,289	$4,635	$(10)	$7,914
Gross profit	$1,984	$2,770	$-	$4,754	$580	$792	$-	$1,372

	Intelligent Robotics and RFID Division	Supply Chain Solutions	Intercompany	Consolidated	Intelligent Robotics and RFID Division	Supply Chain Solutions	Intercompany	Consolidated
	Nine months ended September 30, 2018				Three months ended September 30, 2018
Revenues	$10,159	$13,491	$(93)	$23,557	$3,014	$4,751	$(51)	$7,714
Gross profit	$2,342	$2,479	$-	$4,821	$646	$958	$-	$1,604